EXHIBIT 99.1

Northern Dynasty: Pebble Partnership concludes summer work program and comments on wildfire situation in Alaska

July 12, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned U.S-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has concluded its 2022 summer work program.

The six-week helicopter supported program began in mid-May and featured a five-person field team. The main activities of the work program included site care and maintenance and inspection and permanent closure of select drill holes where the collection of baseline hydrology data for the site has been completed.

All field crew members and PLP’s onsite field supervisor are residents of the nearby communities of Kokhanok, Iliamna, and Newhalen. Work was conducted with support from the Alaska Peninsula Corporation and Iliamna Development Corporation.

“I want to thank our work crew who completed our summer work program as scheduled,” said John Shively, CEO of the Pebble Partnership. “Their reclamation work is exemplary.”

“I also want to express our appreciation to the brave men and women who are battling these record-breaking wildfires around our state and who did their best to protect our property. We have made a preliminary assessment of the damage and are in the process of implementing a cleanup plan,” Mr. Shively added.

The team plans to begin, as soon as possible, a cleanup program of the logistical storage site, located 17 miles from the community of Iliamna which was damaged by the wildfires burning in southwest Alaska. This site is used to store equipment and material. It was empty of personnel at the time of the wildfire.

Alaska has suffered record-breaking wildfires this year, caused by lightning strikes and hot, dry conditions, with more acreage burned faster than any other year on record.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897